Douglas Slayton

Douglas Slayton has been an active in real estate development for over 25 years. During his career, Mr. Slayton has been responsible for several phases of development, including site selection, acquisition, operations, planning, design, construction, financing, and leasing. Mr. Slayton has developed many segments of real estate, including residential, retail, industrial, office, and self-storage.

Mr. Slayton has worked on numerous development projects. Some include a single family house in Water Mill, NY, a single family house in Old Westbury, NY, and 2 single family houses in Oyster Bay Cove, NY. Other recent developments include retail developments in Canarsie, Brooklyn, Pelham Manor, Park Slope, and the Throggs Neck Shopping Center anchored by Target, the George Washington Bridge Marketplace.

Mr. Slayton was also the founder of Hampton Luxury Liner (www.hamptonluxuryliner.com), in which he invented the first-class commuter bus-line concept. The business was formed in 2000 and sold in 2008…he still consults with the current owner, and participates in the scheduling and advertising campaigns.

More recently Mr. Slayton formed EOS Product Group, where he has invented, manufactured, marketed, and sold several products on amazon, direct to consumer, and various internet channels. The first and most popular is the BandBoard, a unique and original approach to using resistance bands in a compact, efficient, convenient , and affordable way… www.originalbandboard.com

Since January 2020, Mr. Slayton has served as CEO of Fourth and Pride.



Hamptons ⇄ NYC

LUXURY BUS-LINE SERVICE


QUICK RELEASE LOCKING BALLS QTY=3
30° HOOK
PULL
1
HOOK BANDS
2
BALL #3
BALL #2
BALL #1
BB1
BANDBOARD
DECK: PLACE FEET HERE

A COMPLETE HOME & PORTABLE WORKOUT SYSTEM


BANDBOARD
SAMPLE EXERCISES + MORE
BRING THE GYM HOME

BANDBOARD™

BB1

- UNLIMITED TRAINING FOR THE ENTIRE BODY
- QUICK RELEASE ADJUSTMENT
- MULTIPLE LEVELS OF RESISTANCE
- COMPACT & EASY TO STORE

BRING THE GYM HOME

RESISTANCE BAND WORKOUT SYSTEM

THE BEST BAND-BUILDING WORKOUT SYSTEM...BAR NONE!

INTRODUCING THE WORLD'S BEST PORTABLE HOME GYM...

The BandBoard BB1 captures all the machines from the gym and combines them into one Quick-Release solution. A complete portable gym and workout station, offering variable resistance band exercises and multiple workout options.

Use our unique Quick-Release bands for any exercise and get 'resistance in and instance'. No need to wear sneakers or shoes...with BandBoard you can stand wherever you want, barefoot and all, and workout in any direction...no need to be restricted by standing and twisting the bands under your feet.

Stand, sit, kneel, lie on your back...whatever you are comfortable with...stretch or strengthen however you decide!

www.OriginalBandBoard.com

4 LEVELS OF RESISTANCE BANDS AVAILABLE


L1
5-10lbs
L2
10-20lbs
L3
20-30lbs
L4
30-40lbs

(SOLD SEPARATELY)


TORRIE WILSON

INCLUDES

1x BANDBOARD BB1
2x BANDBOARD Level 2 Bands
1x BANDBOARD Carrying Case


BANDBOARD
RESISTANCE BANDS
SAMPLE EXERCISES
1
2
3
4

BANDS

(SOLD SEPARATELY)


BANDBOARD
LOSE THE WEIGHTS!
BURN. BUILD. BAND. BOARD.
SAMPLE EXERCISES + MORE
BB1
www.OriginalBandBoard.com

FLOOR DISPLAYS

BANDBOARD™

Specifications

· Overall Weight:	5.4 lbs.
· Board Dimensions:	22.25 " W x 5.5 " D x 4.125" H
· Board Material:	Aluminum
· Board Color:	Black · Other colors available on specials orders
· Band Dimension:	41" Long
· Band Material:	Latex
· Band Options:	
·Level 1:	5-10 lbs. (Pink)
·Level 2:	10-20 lbs. (Green) Incl w/BB1
·Level 3:	20-30 lbs. (Yellow)
·Level 4:	30-40 lbs. (Red)
· Carrying Case:	Nylon
· Box Dimension:	23.25" W x 7.25" D x 5" H
· Carton Dimension:	24" L x 23.5" W x 16" H (2-Ply)
· 20' Container:	2,520
· 40' Container:	3,330
· 40' HC:	3,457
· China Port:	
· FOB:	
· Warranty:	30 Days
· UPC Code:	
·BB1	0632317191852
·Bands L1	0632317191807
·Bands L2	0632317191791
·Bands L3	0632317191814
·Bands L4	0632317191821



DOUGLAS SLAYTON
EXPERIENCE

- **28 NORTHERN BLVD** – OYSTER BAY COVE – 6,300 Sq. Ft SINGLE FAMILY
- **145 JERICHO TPKE** – OLD WETBURY – 5,500 Sq. Ft SINGLE FAMILY
- **52 SANDY HILL RD** – OYSTER BAY COVE – 5,500 Sq. Ft SINGLE FAMILY
- **1280 NOYAC PATH** – WATER MILL– 3,000 Sq. Ft SINGLE FAMILY
- **GWB MARKETPLACE** - NEW YORK – 125,000 Sq. Ft.
- **420 ALBEE SQUARE** - BROOKLYN, NY – 400,000+ Sq. Ft. Mixed-Use (In Progress)
- **TARGET SHOPPING CENTER** - THROGS NECK, NY – 285,000 Sq. Ft.
- **915 WEST END AVENUE** – NEW YORK, NY – 120,000 Sq. Ft. Apartment Building
- **225 13TH STREET** - BROOKLYN, NY – 30,000 Sq. Ft. Apartment Building
- **SHOPPING CENTER'S** - NEW JERSEY – 205,000 Sq. Ft.
- **STORAGE POST** - NEW YORK/NEW JERSEY – 1,500,000 Sq. Ft. +
- **iPORT 12** - CARTERET, NJ – 1,264,733 Sq. Ft.
- **CITY POINT** - BROOKLYN, NY – 1,800,000 Sq. Ft.
- **FORDHAM PLACE -** BRONX, NY - 117,355 Sq. Ft. – Retail & 256,692 Sq. Ft. – Class A Office
- **CANARSIE PLAZA** - BJ's - CANARSIE, BROOKLYN, NY - 205,000 Sq. Ft.
- **PELHAM MANOR SHOPPING CENTER -** BJ's – PELHAM MANOR, NY - 229,000 Sq. Ft.
- **KRINOS WAREHOUSE -** 1750 Bathgate Avenue . Bronx . NY

28 NORTHERN BLVD
OYSTER BAY COVE. NY









6,300 SQ. FT.

- 5 BR
- 4 1/2 BA

145 JERICHO TPKE
OLD WESTBURY. NY



5,500 SQ. FT.

- 5 BR
- 4 1/2 BA

52 SANDY HILL ROAD
OYSTER BAY COVE, NY











5,500 SQ. FT.

- **5 BR**
- **4 BA**

1280 NOYAC PATH
WATER MILL . NY



3,000 SQ. FT.

- 4 BR
- 3 1/2 BA

GWB MARKETPLACE - NEW YORK


GWB MARKET | MERCADO
RETAIL
Marshalls

View Looking South on Broadway @ 179th Street

125,000 SQ. FT.

- **Marshall's**
- **Blink Fitness**
- **Fine Fare**
- **Buffalo Wild Wings**

GWB MARKETPLACE - NEW YORK



Marshalls
RETAIL
Marshalls
RETAIL

View Looking West on Broadway @ 179th Street

125,000 SQ. FT.

- Marshall's
- Blink Fitness
- Fine Fare
- Buffalo Wild Wings

420 Albee Square Downtown Brooklyn, NY



Fleet Pl
Fleet St
Dekalb Av [B,Q,R]
Dekalb Ave
Flatbush Avenue Extension
Willoughby St
CityPoint
LOADING RAMP
PRINCE STREET PASSAGE
A|X
C21
Albee Square
Fulton Mall
Willoughby Square Park & Garage
Driveway
142'
SITE
100'
Duffield St

400,000+ SQ. FT. BUIDLABLE
15,000+ SQ. FT. LOT

This large development site is in the exploding Downtown Brooklyn marketplace.

The site is directly across the street from City Point, the 600,000+ Sq. Ft. retail development, that will transform Brooklyn retail. It is also adjacent to the to be built Willoughby Square Park.

Property is located on Albee Square between Fulton St and Willoughby St. in Downtown Brooklyn.

TARGET SHOPPING CENTER – THROGS NECK, BRONX



T·J·maxx
PETCO
TARGET

SBLM

SBLM Architects

151 West 26th Street
New York, NY 10001
Telephone 212 995 5600
Fax 212 675 4228
www.sblm.com

Throgs Neck Shopping Center

MD Hutch Plaza 3 Associates, LLC, Landlord
Bronx, NY

Architectural Theme Rendering

June 22, 2012

TARGET SHOPPING CENTER – THROGS NECK, BRONX

SCRIPTION	AREA (sf)
RST FLOOR LEASE AREA	3,163
LLAR LEASE AREA	165,299
TAL LEASE AREA	168,462

DESCRIPTION	AREA (sf)
FIRST FLOOR LEASE AREA	1,386
CELLAR LEASE AREA	27,031
TOTAL LEASE AREA	28,417



BRUSH AVENUE
LOADING
261 PARKING SPACES
TRASH CHUTE
FREIGHT ELEVATOR
TJMAXX LOADING AREA 3,169 SQ. FT.
TARGET LOADING AREA 11,345 SQ. FT.
UPPER LEVEL COMMON LOADING AREA 1,751 SQ. FT.
TJMAXX 27,031 SQ. FT.
TARGET 130,945 SQ. FT.
TARGET STORAGE 34,355 SQ. FT.
WENNER PLACE
LAFAYETTE AVENUE
HUTCHINSON RIVER PARKWAY
ROUTE 678

TARGET SHOPPING CENTER – THROGS NECK, BRONX

DESCRIPTION	AREA (sf)
FIRST FLOOR LEASE AREA	3,163
CELLAR LEASE AREA	165,299
TOTAL LEASE AREA	168,462

DESCRIPTION	AREA (sf)
FIRST FLOOR LEASE AREA	1,386
CELLAR LEASE AREA	27,031
TOTAL LEASE AREA	28,417



BRUSH AVENUE
SERVICE CORRIDOR
B-100 4,107 SQ.FT.
B-120 4,041 SQ. FT.
B-130 1,874 SQ. FT.
B-140 2,503 SQ. FT.
B-150 3,509 SQ. FT.
B-220 2,512 SQ. FT.
B-230 1635 SQ. FT.
B-235 2559 SQ. FT.
METROOPTICS EYEWEAR
A-150 METROPTICS 4059 SQ. FT.
A-140 LIQUOR STORE 5596 SQ. FT.
Famous Footwear
A-130 FAMOUS FOOTWEAR 5147 SQ. FT.
PETCO Where the pets go.
A-120 PETCO 10358 SQ. FT.
Applebee's
A-110 APPLEBEES 6,640 SQ. FT.
A-100 MARSHALLS 1,386 SF.
614 OPEN AIR PARKING SPACES
TARGET 3,163 SQ.FT.
LAFAYETTE AVAENUE
WENNER PLACE
D-100 2197 SQ. FT.
D-110 2708 SQ. FT.
*D-000 5196 SQ. FT.
C-180 1,422 SQ. FT
C-175 1,798 SQ. FT.
C-165 1,800 SQ. FT.
C-155 1,800 SQ. FT.
C-145 900 SQ.FT.
C-140 877 SQ. FT.
C-135 693 SQ. FT.
C-130 693 SQ.FT.
C-120 1,703 SQ. FT.
C-110 2,686 SQ. FT.
C-100 1,540 SQ. FT.
BUS STOP
HUTCHINSON RIVER PARKWAY
*D-000 - ONE STORE
ROUTE 678

915 West End Ave Upper West Side . Manhattan . NY



120,000 SQ. FT.
94 UNITS

Property was acquired in April-2014 for $64mm with plan to convert the Rosario Candela designed prewar apartment building into a condominium.

The Partnership is improving the property through a major capital improvement program and working towards an approved condominium plan.

Property is located on W 105th St & West End Ave in the highly desirable Upper West Side neighborhood of Manhattan.

225 13th Street Park Slope - Brooklyn, NY



30,000 SQ. FT.
26 UNITS

Property was acquired in May-2013.

SHOPPING CENTERS - NEW JERSEY

205,000 SQ. FT.



A&P
fresh
MARKET

BOONTON, NJ

BOONTON, NJ

A&P Shopping Plaza is located at 520 Myrtle Avenue in the Township of Boonton within Morris County, NJ. The shopping plaza is visible from US Highway 287 in a strong neighborhood with excellent visibility and accessibility. This center features a newly renovated supermarket and a multi-tenanted strip of retailers.

WOODBRIDGE, NJ

A&P Shopping Plaza is located on St Georges Avenue in the Township of Woodbridge, NJ. The shopping plaza is across the street from the Woodbridge High School. This center features supermarket and a multi-tenanted strip of retailers.

MARLBORO, NJ

Acme Shopping Center is located on Route 79 in the Township of Marlboro, NJ. The shopping center includes a large supermarket with two multi-tenanted strip of retailers and a bank pad.

PostMgmt®

Self-Storage



Historical Portfolio
Current Portfolio
NEW YORK
CONNECTICUT
Long Island Sound
NEW JERSEY
LONG ISLAND
Atlantic Ocean
PENNSYLVANIA
ILLINOIS
Lake Michigan
CHICAGO
MARYLAND
VIRGINIA
WASHINGTON, D.C.

Owned Properties

New York

1. Atlantic Ave., Brooklyn, NY
2. Bruckner Blvd., Bronx, NY
3. Fordham Rd., Bronx, NY
4. Islandia, NY
5. Katonah, NY
6. Lawrence, NY
7. Long Island City, Queens, NY
8. New Rochelle, NY
9. Ozone Park, Queens, NY
10. Pelham, NY
11. Ridgewood, Queens, NY
12. S. Setauket, NY
13. Staten Island, NY
14. Suffern, NY
15. Valley Stream, NY
16. Webster Ave., Bronx, NY
17. Yonkers, NY

New Jersey

18. Berkeley Heights, NJ
19. Clifton, NJ
20. Ft. Lee, NJ
21. Hansbrouck Heights, NJ
22. Jersey City, NJ
23. Linden, NJ
24. Maple Shade, NJ
25. Newark, NJ
26. North Bergen, NJ
27. North Brunswick, NJ
28. Old Bridge, NJ
29. River Edge, NJ
30. Stanhope, NJ
31. Union, NJ
32. Watchung, NJ

Illinois

33. N Desplaines, Chicago, IL
34. W 79th St., Chicago, IL
35. W 105th St., Chicago, IL
36. E 87th St., Chicago, IL

Connecticut

37. West Haven, CT

Managed on a Third Party Basis

New York

38. Brook Ave., Bronx, NY
39. Centereach, NY
40. East Hampton, NY
41. Goshen, NY
42. Liberty, NY
43. Mamaroneck, NY
44. Melville, NY
45. Middletown, NY

New Jersey

46. Andover, NJ

Pennsylvania

47. Bristol, PA

Maryland

48. Annapolis, MD
49. Capitol Heights, MD
50. Gaithersburg, MD
51. Silver Spring, MD
52. St. Mary's, MD

Virginia

53. Arlington, VA

Louisiana

54. Baton Rouge, LA
55. Brooklyn Ave., Harvey, LA
56. Destrahan Ave., Harvey, LA
57. Jefferson, LA
58. St. Rose, LA

Georgia

59. Doveville, GA



STORAGE POST
1559

www.postmgmt.com

iPORT 12 – CARTERET, NEW JERSEY



126 CAR PARKING
15 CAR PARKING
62 TRAILER STALLS
131 LOADING DOORS
23 CAR PARKING
BUILDING A
1,064,515 SF
42 LOADING DOORS
AVAILABLE
63,968 SF
BUILDING B
91 TRAILER STALLS
24 LOADING DOORS
GraybaR
77 CAR PARKING
147 CAR PARKING



1,264,733 SQ. FT.

iPort 12 International Trade & Logistics Center consists of two buildings of 1,064,515 and 200,218 square feet, located on 70 acres (net of wetlands) in Carteret, New Jersey. iPort 12 is one of the region's most sustainable industrial facilities and represents one of the best real estate opportunities on the East Coast. The project features world-class design specifications, turnpike visibility, location-driven economic benefits, and close proximity to the Port of New York / New Jersey and New York City, the main generators of economic activity in the New York Metropolitan Statistical Area.

BUILDING FEATURES

- Cross-dock loading
- 36′ ceiling heights
- Access via independent 1.1 mile loop road
- Counter-clockwise loading
- Oversized column spacing of 80′ x 72′
- One tailgate door per 6,100 square feet
- One trailer stall per loading door
- 12″ structural slab; 600 psf loading
- ESFR fire protection

CityPoint – BROOKLYN, NY
1,800,000 Sq. Ft.


FLATBUSH
FULTON

CityPoint – BROOKLYN, NY
1,800,000 Sq. Ft.


CHASE
CITY POINT
DEKALB
DEKALB
Market
CITY POINT


ALAMO
C21
CITY POINT
AX

CityPoint – BROOKLYN, NY
1,800,000 Sq. Ft.



CityPoint – BROOKLYN, NY
1,800,000 Sq. Ft.


CITY POINT
AX
ARMANI EXCHANGE
C21
AX
ARMANI EXCHANGE
ONE WAY
FULTON MALL
DO NOT ENTER
C21
C21
DO NOT ENTER
Fulton
THE DIME SAVINGS BANK OF BRO

URBAN MIXED-USE - NYC



FORDHAM PLACE


BJ's
WHOLESALE CLUB
FIVE GUYS
SLEEPY'S
GameStop
joyceleslie
PETSMART
T-Mobile
MODELL'S
FAIRWAY

PELHAM MANOR SHOPPING CENTER

FORDHAM PLACE, BRONX, NY

This fourteen-story, multi-level retail and commercial building is located at the intersection of East Fordham Road and Webster Avenue, near Fordham University, in the strongest retail corridor in the Bronx. This market boasts over 650,000 people in a two-mile radius and retail sales are in excess of $500 million per year. Fordham Place offer's retailers and office tenants a prime location directly across from Metro-North, next door to a New York City bus depot serving eight different bus lines and four blocks east of the D subway line.

CANARSIE, BROOKLYN, NY

Canarsie Plaza is located in the heart of the densely populated, underserved retail market of Canarsie, Brooklyn. This location is easily accessible from Remsen Avenue, Avenue D and Foster Avenue. Canarsie Plaza will provide 627 parking spaces further enhancing an excellent retail opportunity.

PELHAM MANOR, NY

Pelham Manor Shopping Plaza is located in Pelham Manor at the southern portion of Westchester County, NY, approximately 10 miles north of Manhattan. It is accessible from the Hutchinson River Parkway at Exit 7 and just off Boston Post Road (Route 1). This 229,159 square foot center caters to the surrounding neighborhoods of Pelham Manor, Mt. Vernon, New Rochelle and the Northern Bronx.

KRINOS WAREHOUSE 1750 Bathgate Avenue . Bronx . NY


KRINOS - 1750 BATHGATE AVE.

100,000 SQ. FT. Warehouse

The ground up development is a build-to-suit warehouse, packaging, and distribution facility built for Krinos Foods. It's anticipated to be completed by summer 2015.

This 3 acre parcel is located on Bathgate Avenue and the Cross Bronx Expressway